[redacted]

14048401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Capital Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1220 Pontiac Avenue
(No. and Street)

Cranston	R.I.	02920
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Misbin 401-943-2210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cayer Caccia, LLP
(Name – *if individual, state last, first, middle name*)

931 Jefferson Blvd., Ste 2007	Warwick	R.I.	02886
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Misbin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Capital Group Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Lisa Sassi MP 11-10-15

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CAPITAL GROUP SECURITIES, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2013 AND 2012

Cayer Caccia

Cayer Caccia, LLP | *Certified Public Accountants and Business Consultants*

THE CAPITAL GROUP SECURITIES, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2013 AND 2012

THE CAPITAL GROUP SECURITIES, INC.

TABLE OF CONTENTS

Cayer Caccia

Gerard R. Cayer
CPA, MST

Mark V. Caccia
CPA, MST

Donna T. Caccia
CPA, MST, CFP™

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
The Capital Group Securities, Inc.
Cranston, Rhode Island

We have audited the accompanying financial statements of The Capital Group Securities, Inc. (a Rhode Island S-Corporation) (the Company) which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Cayer Caccia, LLP | *Certified Public Accountants and Business Consultants*
931 Jefferson Boulevard, Suite 2007, Warwick, RI 02886 | Phone: (401) 732-8900 | Fax: (401) 732-8920 | www.cayercaccia.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Capital Group Securities, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Cayer Caccia, LLP

February 24, 2014

THE CAPITAL GROUP SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
Current assets:		
Cash and cash equivalents	$ 12,099	$ 6,553
Deposits with clearing organization	25,000	30,095
Commissions receivable	142,767	125,424
Total current assets	179,866	162,072
TOTAL ASSETS	$179,866	$162,072

LIABILITIES AND STOCKHOLDERS' EQUITY

	2013	2012
Current liabilities:		
Accounts payable	$ 8,300	$ 8,300
Total current liabilities	8,300	8,300
Stockholders' equity:		
Common stock, no par value, authorized 2,000 shares, issued and outstanding 100 shares	50,000	50,000
Additional paid-in-capital	52,000	52,000
Retained earnings	69,566	51,772
Total stockholders' equity	171,566	153,772
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$179,866	$162,072

SEE NOTES TO FINANCIAL STATEMENTS.

THE CAPITAL GROUP SECURITIES, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenue:		
Commission income	$963,193	$915,913
Expenses:		
Compensation	550,000	542,500
Administrative and occupancy	180,000	180,000
Professional fees	8,950	8,900
Licenses and permits	4,916	3,397
Other expenses	1,570	516
Total expenses	745,436	735,313
Income from operations	217,757	180,600
Other income:		
Interest income	37	20
Total other income	37	20
Net Income	$217,794	$180,620

SEE NOTES TO FINANCIAL STATEMENTS.

THE CAPITAL GROUP SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Total
	Shares	Amount			
Balance at December 31, 2011	100	$50,000	$52,000	$ 41,152	$ 143,152
Net income				180,620	180,620
Distributions to stockholders				(170,000)	(170,000)
Balance at December 31, 2012	100	50,000	52,000	51,772	153,772
Net income				217,794	217,794
Distributions to stockholders				(200,000)	(200,000)
Balance at December 31, 2013	100	$50,000	$52,000	$ 69,566	$ 171,566

SEE NOTES TO FINANCIAL STATEMENTS.

THE CAPITAL GROUP SECURITIES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 217,794	$ 180,620
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Commissions receivable	(17,343)	(15,237)
Deposits with clearing organization	5,095	(2)
Net cash provided by operating activities	205,546	165,381
Cash flows from financing activities:		
Distributions to stockholders	(200,000)	(170,000)
Net cash used for financing activities	(200,000)	(170,000)
Net increase (decrease) in cash and cash equivalents	5,546	(4,619)
Cash and cash equivalents, beginning of year	6,553	11,172
Cash and cash equivalents, end of year	$ 12,099	$ 6,553

SEE NOTES TO FINANCIAL STATEMENTS.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company operates primarily throughout Rhode Island as a securities broker-dealer, registered with the Securities and Exchange Commission under Section 15 of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and highly liquid debt instruments with a maturity of three months or less, to be cash equivalents.

Commissions Receivable

Commissions receivable consist primarily of revenues earned but not yet received from the sale of mutual funds and variable annuities. Based on management's evaluation, no allowance for doubtful accounts is deemed necessary. Commissions receivable are generally collected within 30 days of the trade settlement date. At December 31, 2013 and 2012, the Company's commissions receivable balance was $142,767 and $125,424, respectively. None of the Company's 2013 and 2012 receivables were outstanding more than ninety days.

Fair Value of Financial Instruments

The carrying amounts of financial instruments reflected in the Statements of Financial Condition, including cash, cash equivalents, commissions receivable, and accounts payable approximate their fair values based on their short-term nature.

Income Taxes

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under those provisions, the Company generally will not pay corporate income taxes on its taxable income. Instead, the stockholders are liable for income taxes on the Company's taxable income as it affects the stockholders' individual income tax returns.

In accordance with FASB ASC 740, *Income Taxes,* management is required to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, the Company's income tax positions would be sustained, including the position that the Company continues to qualify as an S Corporation for both federal and state income tax purposes.

(CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

Based on that evaluation, if it were more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as operating expenses. No interest or penalties have been accrued or charged to expense for the years ending December 31, 2013 and 2012.

The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2012 financial statements to conform to the classifications used in the 2013 financial statements.

2. TRANSACTIONS WITH RELATED PARTIES

Effective January 1, 2005 and amended November 18, 2013, the Company entered into an expense sharing agreement with The Capital Group Financial Advisors, Inc. whereby the Company pays the monthly sum of $15,000 in the form of a management fee in consideration of rent, utilities, administrative salaries, and other general and administrative expenses paid on behalf of the Company. The shareholders of The Capital Group Financial Advisors, Inc. own 100% of the outstanding stock of the Company. In addition, the Company agrees to pay the monthly sum of $20,000 in consideration of officers' salaries to The Capital Group Financial Advisors, Inc. The Company may pay, on a monthly, quarterly, or annual basis, a bonus for officers' salaries. For the years ended December 31, 2013 and 2012, total compensation including bonuses totaled $550,000 and $542,500, respectively.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company's net capital as computed under 15c3-1 was $28,299 at December 31, 2013 which was $23,299 in excess of the $5,000 required net capital amount. The ratio of aggregate indebtedness to net capital at December 31, 2013 was 0.29 to 1.

(CONTINUED)

3. NET CAPITAL REQUIREMENTS (Continued)

The Company's net capital as computed under 15c3-1 was $27,746 at December 31, 2012 which was $22,746 in excess of the $5,000 required net capital amount. The ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.30 to 1.

4. CONCENTRATIONS OF CREDIT AND ECONOMIC RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include various financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash deposits at various financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk with its cash deposits, which at times may exceed federally insured limits.

At December 31, 2013, the carrying amount of the Company's deposits was $12,099 and the bank balance was $87,099, of which the entire amount was covered by federal depository insurance.

At December 31, 2012, the carrying amount of the Company's deposits was $6,553 and the bank balance was $124,053, of which the entire amount was covered by federal depository insurance.

5. COMMITMENTS

On October 13, 2000, the Company entered into an agreement with a clearing organization whereby the clearing organization offers certain clearing, execution, and related services for transactions in securities. The agreement stipulates that the Company will maintain a $25,000 escrow deposit, rising to $50,000 one year following the date of the agreement. At December 31, 2011, the clearing organization had not requested this increase. On January 13, 2012, the Company entered into an agreement with a new clearing organization whereby the clearing organization will offer similar services and the Company agrees to maintain a $25,000 escrow deposit.

6. MAJOR VENDORS

For the year ended December 31, 2013, the Company received 70% of its commission income from four different vendors. For the year ended December 31, 2012, the Company received 66% of its commission income from four different vendors.

7. SUBSEQUENT EVENT

Date of Management's Evaluation

Management has evaluated potential subsequent events through February 24, 2014, the date the financial statements were available to be issued.

(CONCLUDED)

SUPPLEMENTARY INFORMATION

THE CAPITAL GROUP SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013 AND 2012

	2013	2012
Net capital:		
Common stock	$ 50,000	$ 50,000
Additional paid-in-capital	52,000	52,000
Retained earnings	69,566	51,772
Total	171,566	153,772
Adjustments to net capital:		
Nonallowable asset	(142,767)	(125,424)
Haircuts	(500)	(602)
Net capital, as defined	$ 28,299	$ 27,746
Aggregate indebtedness:		
Accounts payable	$ 8,300	$ 8,300
Total aggregate indebtedness	$ 8,300	$ 8,300
Capital requirements	$ 5,000	$ 5,000
Net capital in excess of requirement	$ 23,299	$ 22,746
Ratio of aggregate indebtedness to net capital	0.29 to 1	0.30 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31:		
Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS Report	$ 28,299	$ 27,746
Net audit adjustments		
Net capital per above	$ 28,299	$ 27,746

SEE INDEPENDENT AUDITOR'S REPORT.

THE CAPITAL GROUP SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013 AND 2012

The Capital Group Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

SEE INDEPENDENT AUDITOR'S REPORT.

THE CAPITAL GROUP SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2013 AND 2012

The Company had no items reportable as customers' fully paid and excess margin securities: (1) not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3) or (2) for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

THE CAPITAL GROUP SECURITIES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS DECEMBER 31, 2013 AND 2012

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SEE INDEPENDENT AUDITOR'S REPORT.

Cayer Caccia

Gerard R. Cayer
CPA, MST

Mark V. Caccia
CPA, MST

Donna T. Caccia
CPA, MST, CFP™

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders
The Capital Group Securities, Inc.
Cranston, Rhode Island

In planning and performing our audit of the financial statements of The Capital Group Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cayer Caccia, LLP

February 24, 2014

Cayer Caccia

Gerard R. Cayer
CPA, MST

Mark V. Caccia
CPA, MST

Donna T. Caccia
CPA, MST, CFP™

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders
The Capital Group Securities, Inc.
Cranston, Rhode Island

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by The Capital Group Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authority, solely to assist you and the other specified parties in evaluating The Capital Group Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Capital Group Securities, Inc.'s management is responsible for the The Capital Group Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cancelled check) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2014

Cayer Caccia, LLP